**Filed Pursuant to Rule 424(b)(2)**
Registration No. 333-180289
PRICING SUPPLEMENT
Dated June 28, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Equity Index Underlying Supplement dated March 22, 2012)



**Structured Investments**

HSBC USA Inc.
$2,000,000
Buffered Return Enhanced Notes Linked to the S&P MidCap 400® Index due July 16, 2013 (the "Notes")

## General

- Terms used in this pricing supplement are described or defined herein, in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing July 16, 2013.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk, and you have no ability to pursue the Reference Asset or the stocks underlying it for payment. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, publicly available information regarding the Reference Asset provided herein.

## Key Terms

| | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Reference Asset: | The S&P MidCap 400® Index ("MID") |
| Principal Amount: | $1,000 per Note. |
| Trade Date: | June 28, 2012 |
| Pricing Date: | June 28, 2012 |
| Original Issue Date: | July 3, 2012 |
| Ending Averaging Dates: | July 5, 2013, July 8, 2013, July 9, 2013, July 10, 2013 and July 11, 2013 (the Final Valuation Date), subject to adjustment as described in "Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| Final Valuation Date: | July 11, 2013, subject to adjustment as described herein and in the accompanying Equity Index Underlying Supplement. |
| Maturity Date: | 3 business days after the Final Valuation Date and is expected to be July 16, 2013. The Maturity Date is subject to further adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| Payment at Maturity: | For each Note, the Cash Settlement Value. |
| Cash Settlement Value: | For each Note, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below): |

**If the Reference Return is greater than or equal to 0.00%**, you will receive an amount equal to 100.00% of the Principal Amount plus the lesser of:

(i) the product of (a) the Principal Amount multiplied by (b) the Reference Return multiplied by the Upside Participation Rate; and
(ii) the product of (a) the Principal Amount multiplied by (b) the Maximum Return.

**If the Reference Return is less than 0.00% but greater than or equal to -10.00%**, meaning that the level of the Reference Asset declines by no more than the 10.00% Buffer Amount, at maturity you will receive 100.00% of the Principal Amount.

**If the Reference Return is less than -10.00%**, meaning that the level of the Reference Asset declines by more than the 10.00% Buffer Amount, at maturity you will lose 1.11111% of the Principal Amount for each percentage point that the Reference Return is below -10.00%. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**

| | |
|---|---|
| Upside Participation Rate: | 200.00% |
| Maximum Return: | 16.30% |
| Buffer Amount: | 10.00% |
| Downside Leverage Factor: | 1.11111 |
| Reference Return: | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

| | |
|---|---|
| Initial Level: | 915.74, which was the Official Closing Level of the Reference Asset on the Pricing Date. |
| Final Level: | The arithmetic average of the Official Closing Levels of the Reference Asset on the five Ending Averaging Dates, as determined by the calculation agent. |
| Official Closing Level: | The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "MID <INDEX>" or any successor page on Bloomberg Professional® service or any successor service, as applicable. |
| Calculation Agent: | HSBC USA Inc. or one of its affiliates |
| CUSIP/ISIN: | 4042K1V42 / US4042K1V425 |
| Form of Notes: | Book-Entry |
| Listing: | The Notes will not be listed on any U.S. securities exchange or quotation system. |

**Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.**

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

| | Price to Public[1] | Fees and Commissions | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $0 | $1,000 |
| Total | $2,000,000 | $0 | $2,000,000 |

[1] The Notes were purchased by certain fiduciary accounts and the placement agent did not receive any fees or commissions with respect to sales made to such accounts.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**JPMorgan**
**Placement Agent**
**June 28, 2012**

## Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this pricing supplement and "Risk Factors" on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
- The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

## What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 200.00%, the Buffer Amount of 10.00%, the Downside Leverage Factor of 1.11111, the Maximum Return on the Notes of 16.30% and the Initial Level of 915.74. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Hypothetical Final Level | Hypothetical Reference Return | Hypothetical Total Return on the Notes |
|---|---|---|
| 1,831.48 | 100.00% | 16.300% |
| 1,648.33 | 80.00% | 16.300% |
| 1,556.76 | 70.00% | 16.300% |
| 1,465.18 | 60.00% | 16.300% |
| 1,373.61 | 50.00% | 16.300% |
| 1,282.04 | 40.00% | 16.300% |
| 1,190.46 | 30.00% | 16.300% |
| 1,098.89 | 20.00% | 16.300% |
| 1,007.31 | 10.00% | 16.300% |
| **990.37** | **8.15%** | **16.300%** |
| 961.53 | 5.00% | 10.000% |
| 938.63 | 2.50% | 5.000% |
| 924.90 | 1.00% | 2.000% |
| **915.74** | **0.00%** | **0.000%** |
| 906.58 | -1.00% | 0.000% |
| 869.95 | -5.00% | 0.000% |
| **824.17** | **-10.00%** | **0.000%** |
| 732.59 | -20.00% | -11.111% |
| 641.02 | -30.00% | -22.222% |
| 549.44 | -40.00% | -33.333% |
| 457.87 | -50.00% | -44.444% |
| 366.30 | -60.00% | -55.555% |
| 274.72 | -70.00% | -66.666% |
| 183.15 | -80.00% | -77.777% |
| 91.57 | -90.00% | -88.888% |
| 0.00 | -100.00% | -100.000% |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Reference Asset increases from the Initial Level of 915.74 to a Final Level of 961.53.** Because the Final Level of 961.53 is greater than the Initial Level of 915.74 and the Reference Return of 5.00% multiplied by the Upside Participation Rate of 200.00% does not exceed the Maximum Return of 16.30%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (5.00\% \times 200.00\%)] = \$1,100.00$$

**Example 2: The level of the Reference Asset increases from the Initial Level of 915.74 to a Final Level of 1,098.89.** Because the Final Level of 1,098.89 is greater than the Initial Level of 915.74 and the Reference Return of 20.00% multiplied by the Upside Participation Rate of 200.00% exceeds the Maximum Return of 16.30%, the investor receives a Payment at Maturity of $1,163.00 per $1,000 Principal Amount of Notes, the maximum payment on the Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 16.30\%) = \$1,163.00$$

**Example 3: The level of the Reference Asset decreases from the Initial Level of 915.74 to a Final Level of 869.95.**
Because the Reference Return is -5.00% and the Final Level of 869.95 is less than the Initial Level of 915.74 but not by more than the Buffer Amount of 10.00%, the investor receives a Payment at Maturity of 100.00% of the principal amount, which equals $1,000.00 per $1,000 Principal Amount of Notes.

**Example 4: The level of the Reference Asset decreases from the Initial Level of 915.74 to a Final Level of 641.02.**
Because the Reference Return is -30.00% and the Final Level of 641.02 is less than the Initial Level of 915.74 by more than the Buffer Amount of 10.00%, the investor receives a Payment at Maturity of $777.78 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (-30.00\% + 10.00\%) \times 1.11111] = \$777.78$$

## Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by 200.00%, up to the Maximum Return on the Notes of 16.30%, or a maximum Payment at Maturity of $1,163.00 for every $1,000 Principal Amount of Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED BUFFER AGAINST LOSS** — We will pay you your principal back at maturity if the Final Level is not less than the Initial Level by more than the Buffer Amount of 10.00%. If the level of the Reference Asset declines by more than 10.00%, you will lose 1.11111% of the Principal Amount for every 1.00% decline of the level of the Reference Asset over the term of the Notes beyond 10.00%. **If the Reference Return is -100.00%, you will lose your entire investment.**

- **DIVERSIFICATION OF THE S&P MidCap 400® INDEX** — The return on the Notes is linked to the S&P MidCap 400® Index. The S&P MidCap 400® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under "S&P MidCap 400® Index" in the Equity Index Underlying Supplement.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal if the Reference Return is less than -10.00%. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Final Level of the Reference Asset beyond the Buffer Amount as compared to the Initial Level. **You may lose up to 100.00% of your investment.**

- **CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Level is greater than the Initial Level, for each $1,000 Principal Amount of Notes you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 16.30% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. **You will not receive a return on the Notes greater than the Maximum Return.**

- **SUITABILITY OF NOTES FOR INVESTMENT** – A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes. The calculation agent is under no obligation to consider your interests as a holder of the Notes in taking any actions that might affect the value of your Notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that we are unable to pay our obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities underlying the Reference Asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

**Description of the Reference Asset**

**General**

*This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or any constituent included in the Reference Asset contained in this pricing supplement. You should make your own investigation into each Reference Asset.*

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

**The S&P MidCap 400® Index**

The S&P MidCap 400® Index is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the S&P MidCap 400® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

For more information about the MID, see "The S&P MidCap 400® Index" on page S-14 of the accompanying Equity Index Underlying Supplement.

**Historical Performance of Reference Asset**

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from June 28, 2007 through June 28, 2012. The closing level for the Reference Asset on June 28, 2012 was 915.74. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

### Historical Performance of the S&P MidCap 400® Index



Source: Bloomberg

## Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates, at the price indicated on the cover of this pricing supplement. The Notes were purchased by certain fiduciary accounts and the placement agent did not receive any fee with respect to sales made to such accounts.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.